UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 12, 2018

City of Buenos Aires, March 14, 2018
Comisión Nacional de Valores (CNV) Bolsas y Mercados Argentinos S.A. (ByMA) Bolsa de Comercio de Buenos Aires (BCBA)
Subject: Material News- Sale of a portion of Equity interest in Distribuidora de Gas del Centro S.A.

Ladies and Gentlemen,

I hereby address the Argentine securities regulator (Comisión Nacional de Valores, or the CNV) in my capacity as Deputy Head of Market Relations of Central Puerto S.A. (hereinafter, “Central Puerto”) to inform that, in furtherance of what the Company reported on February 28, 2017, Central Puerto has decided to offer up to 10,075,952 common class B shares of Distribuidora de Gas del Centro S.A. with a face value of one Argentine peso (Ps. 1), in a potential public offering authorized by the CNV, subject to market conditions. This decision is encompassed within the authorization that the Board of Directors of Central Puerto has already granted for the sale of up to 27,597,032 common B shares of Distribuidora de Gas del Centro S.A. with a face value of one Argentine peso (Ps. 1).

Yours sincerely,

Osvaldo Pollice

Deputy Head of Market Relations of Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 15, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact